

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

Via E-mail
Puissant Industries, Inc.
c/o Brenda Lee Hamilton, Esq.
Hamilton & Associates Law Group, P.A.
101 Plaza Real South, Suite 201
Boca Raton, Florida 33432

      Re: **Puissant Industries, Inc.**
              Amendment No. 4 to Registration Statement on Form S-1
              Filed August 24, 2011
              File No. 333-174222

Dear Ms. Hamilton:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Plan of Operation, page 25

1.   In response to prior comment 7 from our letter dated August 9, 2011, you revised your disclosure on page 27 to disclose that your initial drilling will be exploratory, and that if you decide to drill any well, which is not certain, there is a high probability that any such well will not result in economically producible hydrocarbons. Accordingly, please revise you disclosure on page 26 which references that you plan to begin drilling "and producing" of Knox wells and Devonian shale "development" oil and/or gas wells.

Results of Operations, page 27

For the period July 6, 2009 to June 30, 2010

2.   It appears that this section discloses your expense from July 6, 2009 (inception) through June 30, 2011. As such, please revise your header and first sentence to present the correct dates.

3.   Please explain why you removed the section title "Liquidity" from page 28. The information that follows appears your disclosure of liquidity during the periods presented. If correct, please label this disclosure appropriately.

Executive Compensation, page 32

4.   We note your revision to the table on page 33 in response to comment 9 from our letter dated August 9, 2011. Please make similar revisions to the director compensation table on page 34.

For the period July 6, 2009 to June 30, 2011

5.   Please revise the reference to June 30, 2010 in the first sentence.

Financial Statements for the Six Months Ended June 30, 2011 and 2010

Notes to Financial Statements

Note 9 – Equity, page F-17

6.   We note your response to prior comment 14 from our letter dated August 9, 2011 indicates that the leases assigned by your officers and directors were recorded based on the "actual dollars paid for the individual land leases." However, it appears that your footnote disclosure continues to make reference to the $.0006 per share valuation of the shares issued in exchange for these leases. Please revise your disclosure to indicate your basis for recording the assigned leases. In addition, with reference to the applicable accounting guidance, please tell us how you compared the fair value of the oil and gas leases received to the fair value of the shares issued in these transactions.

7.   We note your response to prior comment 15 from our letter dated August 9, 2011 states that you issued shares to Hamilton & Associates Law Group and Williams Law Group as a "a non-refundable flat fee for services to be rendered" and that "the fee was earned and non-refundable as of November 3, 2010." Based on your disclosure, it appears that the related expense should have been recognized during the fiscal year ended December 31, 2010. Please revise or advise. Refer to FASB ASC 505-50-30-14.

Note 11 – Restatement, page F-19

8.   We note your response to prior comment 13 from our letter dated August 9, 2011 and the related revisions to your financial statements. We also note that the related disclosure states that your financial statements were restated to reflect a change in the value assigned to 400,000 common shares issued to officers, directors, founders, and outside professionals and consultants for services provided from inception through December 31, 2010. Please tell us when these shares were issued and when the related services were rendered.

Signatures, page 40

9.   We re-issue prior comment 16 from our letter dated August 9, 2011. Your response letter discloses that you have indicated that Cora J. Holbrook is signing in the capacity of your principal accounting officer. However, as filed this section has not been updated and is still dated July 19, 2011. Please revise to indicate who is signing in the capacity of your principal accounting officer or controller, and ensure that the next amendment is signed on or near the date filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Puissant Industries, Inc.
September 16, 2011
Page 4

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman at (202) 551- 3645, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence the undersigned at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief